May 25, 2006
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Attn:	William Thompson, Esq.

Re:	Golfsmith International Holdings, Inc. — Registration Statement on Form S-1 (File No. 333-132414)

Dear Mr. Thompson:
     On behalf of our client, Golfsmith International Holdings, Inc. (the “Company”), set forth below is the Company’s response to comment 14 contained in the letter dated May 10, 2006 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”). This response is provided following the discussions on May 22, 2006 among this firm, representatives of the Company and Ernst & Young LLP, and you and Mr. Jim Allegreto, Sr.
* * *
14.	Please refer to comment 41 in our letter dated April 11, 2006. Please tell us how you arrived at the conclusion that the value of the securities of none of your domestic and foreign subsidiaries equals or exceeds 20% of principal amount of the senior secured notes. Please also tell us whether your conclusion was based on valuations of the subsidiaries and what consideration you gave to initial public offering valuation.
          Upon review of Article 3-16 of Regulation S-X, and following discussions with Staff members Mr. Bill Thompson and Mr. Jim Allegreto, Sr. on May 22, 2006, the Company confirms that Golfsmith International, LP (“LP”), one of its operating subsidiaries has a net book value that exceeds 20% of the face value at maturity of the senior secured notes issued by Golfsmith International, Inc. (“Golfsmith”). By virtue of consolidation with the various parent companies upstream from LP, the fact that LP exceeds the 20% test in the relevant periods causes it’s parent companies also to exceed the 20% test in the same periods.

Division of Corporation Finance
May 25, 2006
          As previously stated in the Company’s response letter to the Staff dated May 17, 2006, the Company confirms that the securities of all its subsidiaries, including Golfsmith, collateralize the senior secured notes. The securities of the Company itself do not collateralize the senior secured notes, and Golfsmith has no interest in those securities.
          The table attached as Exhibit A sets forth the net book value of each of the Company’s subsidiaries. As discussed with the Staff, the Company has used the book value of the assets and liabilities for each legal entity due to the lack of a public market for the subsidiaries’ equity securities. Also attached is an organizational chart depicting the legal entity structure of the Company to assist in the review of the data provided.
          Further to the above-referenced discussions with the Staff on May 22, 2006, the Company confirms that (1) the consolidated financial statements filed by the Company with the Commission include operations of all Company subsidiaries and represents all subsidiaries whose securities collateralize the senior secured notes, and (2) upon the closing of the proposed initial public offering of the Company’s common stock, as discussed in the Company’s Registration Statement on Form S-1, the Company intends to repay all outstanding indebtedness under the senior securities notes such that any collateralization related to the notes would then be terminated.
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     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP.
Very truly yours,
/s/ White & Case LLP
White & Case LLP
cc:      Virginia Bunte, Chief Financial Officer, Golfsmith International Holdings, Inc.

Exhibit A

	Book Value of Equity at
	Dec. 28, 2002	Jan. 3, 2004	Jan. 1, 2005	Dec. 31, 2005
Golfsmith Entity	(Fiscal 2002)	(Fiscal 2003)	(Fiscal 2004)	(Fiscal 2005)

Consolidating Entities
Golfsmith International Holdings, Inc.	$53,425,037	$58,789,299	$54,033,596	$56,991,009
Golfsmith International, Inc.	$53,425,037	$58,789,300	$54,033,597	$56,991,008

Intermediate Consolidating Entities
Golfsmith Holdings, LP	$53,425,038	$45,849,494	$47,838,359	$51,346,235
Golfsmith GP, LLC	$346,208	$339,128	$493,609	$556,592
Golfsmith Delaware, LLC	$34,274,613	$33,573,702	$48,847,527	$55,062,998

Stand-Alone Entities
Don Sherwood Golfshop, Inc.	$—	$9,495,757	$6,445,104	$5,606,391
Golfsmith GP Holdings, Inc.	$—	$—	$3,408	$10,733
Golfsmith Canada, LLC	$382,345	$555,409	$575,141	$525,392
Golfsmith Europe, LLC	$1,200,674	$1,828,729	$1,736,973	$1,394,754
Golfsmith USA, LLC	$11,862,248	$10,316,971	$4,474,875	$3,969,003
Golfsmith NU, LLC	$6,505,093	$7,675,657	$5,066,064	$7,259,101
Golfsmith International, LP	$34,620,821	$33,912,831	$49,340,937	$55,619,190
Golfsmith Licensing, LLC	$—	$—	$—	$—

	Percentage of Secured Notes
	Dec. 28, 2002	Jan. 3, 2004	Jan. 1, 2005	Dec. 31, 2005
Golfsmith Entity	(Fiscal 2002)	(Fiscal 2003)	(Fiscal 2004)	(Fiscal 2005)

Consolidating Entities
Golfsmith International Holdings, Inc.	57.0%	62.7%	57.6%	60.8%

Golfsmith International, Inc.	57.0%	62.7%	57.6%	60.8%

Intermediate Consolidating Entities
Golfsmith Holdings, LP	57.0%	48.9%	51.0%	54.8%

Golfsmith GP, LLC	0.4%	0.4%	0.5%	0.6%
Golfsmith Delaware, LLC	36.6%	35.8%	52.1%	58.7%

Stand-Alone Entities
Don Sherwood Golfshop, Inc.	0.0%	10.1%	6.9%	6.0%
Golfsmith GP Holdings, Inc.	0.0%	0.0%	0.0%	0.0%
Golfsmith Canada, LLC	0.4%	0.6%	0.6%	0.6%
Golfsmith Europe, LLC	1.3%	2.0%	1.9%	1.5%
Golfsmith USA, LLC	12.7%	11.0%	4.8%	4.2%
Golfsmith NU, LLC	6.9%	8.2%	5.4%	7.7%
Golfsmith International, LP	36.9%	36.2%	52.6%	59.3%

Golfsmith Licensing, LLC	0.0%	0.0%	0.0%	0.0%

Exhibit A